

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Tianhang Xiao
Chief Executive Officer
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People's Republic of China, 310000

> **Re: Xuhang Holdings Ltd**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed August 28, 2024**
> **File No. 333-271029**

Dear Tianhang Xiao:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1 filed August 28, 2024

Capitalization, page 70

1.   It appears the "Total Shareholders' Equity" amount in the Pro Forma column does not equal the sum of the components thereof. Please modify your presentation accordingly.

Underwriting, page 187

2.   Please revise the table in this section to remove the reference to Orientiert XYZ Securities Limited as your registration statement reflects that they are no longer serving as underwriters in this offering.

Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Esq.